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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------

                                  SCHEDULE TO
                                (Rule 14D-100)
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    Of the Securities Exchange Act of 1934
                              (Amendment No. 10)
                                ---------------

                         GAYLORD CONTAINER CORPORATION
                      (Name of Subject Company (Issuer))

                     TEMPLE-INLAND ACQUISITION CORPORATION
                    an indirect, wholly-owned subsidiary of
                              TEMPLE-INLAND INC.
                     (Names of Filing Persons (Offerors))

               Class A Common Stock, par value $.0001 per share
         (Including the Associated Rights to Purchase Preferred Stock)
                        (Title of Class of Securities)

                                   368145108
                     (CUSIP Number of Class of Securities)

                            M. Richard Warner, Esq.
                              Temple-Inland Inc.
                            303 South Temple Drive
                               Diboll, TX 75941
                                (936) 829-5511
           (Name, Address and Telephone Number of Person Authorized
    To Receive Notices and Communications on Behalf of the Filing Persons)

                                   Copy to:

                           Stephen W. Hamilton, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                          1440 New York Avenue, N.W.
                            Washington, D.C. 20005
                                (202) 371-7000

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [x]      third-party tender offer subject to Rule 14d-1.
         [ ]      issuer tender offer subject to Rule 13e-4.
         [ ]      going-private transaction subject to Rule 13e-3.
         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Amendment No. 10 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 28, 2001 (as amended, the "Schedule TO") by Temple-Inland Acquisition Corporation, a Delaware corporation (the "Purchaser"), and Temple-Inland Inc., a Delaware corporation ("Parent"), relating to the offer to purchase all outstanding shares of Class A Common Stock, par value $.0001 per share (the "Common Stock"), of Gaylord Container Corporation, a Delaware corporation (the "Company"), including the associated rights to purchase preferred stock issued pursuant to the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and, together with the Common Stock, the "Shares"), at an original offer price of $1.80 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 28, 2001 (as amended and supplemented, the "Offer to Purchase"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(1), and the Supplement to the Offer to Purchase, dated December 3, 2001 (the "Supplement"), a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(14), and in the related revised Letter of Transmittal (as amended and supplemented, the "Letter of Transmittal," a copy of which is attached to and filed with the Schedule TO as Exhibit (a)(15), which, together with the Offer to Purchase and the Supplement, collectively constitute the "Offer"). The Offer is made pursuant to an Agreement and Plan of Merger, dated as of September 27, 2001 (as amended by Amendment No. 1 thereto, dated as of November 30, 2001, the "Merger Agreement"), among Parent, the Purchaser and the Company, which contemplates the merger (the "Merger") of the Purchaser with and into the Company. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase and the Supplement.

         On December 3, 2001, the Purchaser amended the Offer by offering to purchase all of the Shares at an amended price of $1.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by the Supplement.

ITEM 11.        ADDITIONAL INFORMATION.

         Item 11 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

         On December 10, 2001, counsel for the parties in the litigation entitled Absolute Recovery Hedge Fund, L.P., et al. v. Gaylord Container Corp., et al. (Civ. No. 01-CV-8811 (LAK)) delivered a letter, dated December 10, 2001, to the judge presiding over the litigation in the United States District Court for the Southern District of New York. The letter states that because the terms of the tender offers have been materially revised and the reactions of the Company's stockholders and noteholders to the revised terms are not yet known, the plaintiffs have agreed to defer the defendants' obligations to answer or move against the plaintiffs' complaint until January 20, 2002, which is a date after the revised tender offers are scheduled to expire and/or a date when the status of the transaction is expected to be more certain. Accordingly, the letter requests that the initial pretrial conference, which was scheduled to take place on December 17, 2001, be adjourned to a date after the expiration of the tender offers and defendants' answers are filed.




                                  SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TEMPLE-INLAND INC.

                                         By:   /s/ M. Richard Warner
                                            ---------------------------------
                                              Name:   M. Richard Warner
                                              Title:  Vice President and Chief
                                                      Administrative Officer


                                         TEMPLE-INLAND ACQUISITION CORPORATION

                                         By:  /s/ M. Richard Warner
                                            ---------------------------------
                                              Name:   M. Richard Warner
                                              Title:  Vice President



Date: December 11, 2001